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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

      THE ISSUER IS A FOREIGN PRIVATE ISSUER. THIS DOCUMENT IS BEING FILED
                         FOR INFORMATION PURPOSES ONLY.

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person

     Ostrin                          Holden                L.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

   c/o Optimal Robotics Corp.
   4700 de la Savane
--------------------------------------------------------------------------------
                                    (Street)


   Montreal, Quebec                 Canada              H4P 1T7
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


     Optimal Robotics Corp.          OPMR(1)

________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

     December 1999
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)


                        Vice Chairman
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                      2.            Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      Transaction   Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Date          (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Month/        ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            Day/Year       Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Class "A" shares                      12/13/99        M             100,000       A     $3.00
------------------------------------------------------------------------------------------------------------------------------------
Class "A" shares                      12/13/99        S              15,000       D    $39.00
------------------------------------------------------------------------------------------------------------------------------------
Class "A" shares                      12/14/99        S               2,000       D    $37.00
------------------------------------------------------------------------------------------------------------------------------------
Class "A" shares                      12/16/99        S               1,500       D    $36.50
------------------------------------------------------------------------------------------------------------------------------------
Class "A" shares                      12/20/99        S              40,000       D  $35.3375
------------------------------------------------------------------------------------------------------------------------------------
Class "A" shares                      12/23/99        S               6,000       D  $35.6667
------------------------------------------------------------------------------------------------------------------------------------
Class "A" shares                      12/27/99        S              16,000       D    $36.75
------------------------------------------------------------------------------------------------------------------------------------
Class "A" shares                      12/28/99        S               2,500       D   $36.875
------------------------------------------------------------------------------------------------------------------------------------
Class "A" shares                      12/29/99        S              17,000       D  $36.9632    Unchanged
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)

                                                                  SEC 1474(8-92)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================


                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)    (D)   cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock     $31.25   12/3/99   A    V  90,000   A     12/3/00  12/3/04 Class A    90,000                      D
Options to                                                    (2)              Common
purchase Class                                                                 Shares
"A" Common Shares
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock      $3.00  12/13/99   M    V 100,000   D      5/5/98   5/5/02 Class "A" 100,000          584,000(3)  D
Options to                                                                     Shares
purchase Class
"A" Shares
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

(1) The Issuer is a foreign private issuer. This Form 4 is being filed for information purposes only.

(2)  Options vest 50% on December 3, 2000 and 50% on December 3, 2001.

(3)  Excludes   options  issuable  upon  the  final  reload  of  94,000  options originally reported on June 1997 Form 4.


        /s/ Holden L. Ostrin                                     1/10/00
---------------------------------------------            -----------------------
     **Signature of Reporting Person                               Date
       Holden L. Ostrin

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                                                                          Page 2
                                                                 SEC 1474 (8-92)